IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER
PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

[redacted]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

J.P. MORGAN ACCEPTANCE CORPORATION I
(Exact Name of Registrant as Specified in Charter)

1085369
~~0001288604~~
(Registrant CIK Number)

Form 8-K for March 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109775
~~[illegible]~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 12, 2004.

J.P. MORGAN ACCEPTANCE CORPORATION I

By: ______________________
Jonathan Davis
Authorized Signatory

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY J.P. MORGAN SECURITIES INC.

for

J.P. MORGAN ACCEPTANCE CORPORATION I

J.P. MORGAN MORTGAGE TRUST 2004-A2
MORTGAGE PASS-THROUGH CERTIFICATES

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.

Preliminary Structural and Collateral Term Sheet

JPMorgan

$295,000,000 (approximate) of Senior Certificates

J.P. Morgan Mortgage Trust 2004-A2

Mortgage Pass-Through Certificates, Series 2004-A2

3/10/04

Features of the Transaction

- Offering consists of approximately [295mm] of Senior Certificates.
expected to be rated AAA by 2 of the 3; S&P, Moody's, Fitch.

- The Amount of Senior Certificates is approximate and may vary.
- Multiple groups of Mortgage Loans will collateralize the transaction
- There are approximately [3] groups of Senior Certificates, which may vary.
- The Credit Support for each group of Senior Certificates is
Cross-Collateralized, with respect to losses.

Key Terms

Issuer :	J.P.Morgan Mortgage Trust
Underwriter :	J.P.Morgan Securities, Inc.
Depositor :	J.P. Morgan Acceptance Corp.
Master Servicer:	Wells Fargo
Trustee:	Wachovia Bank
Type of Issuance:	Public
Servicer Advancing:	Yes, Subject to Recoverability.
Compensating Interest:	Paid, But Capped.
Clean-Up Call / Optional Termination:	*[5%] clean-up call (aggregate portfolio)*
Legal Investment:	The Senior Certificates are Expected to be SMEEA Eligible at Settlement.
ERISA Eligible:	The Senior Certificates are Expected to be ERISA eligible subject to limitations set *forth in the final prospectus supplement.*
Tax Treatment:	REMIC
Structure:	Senior/Subordinate w/ Shifting Interest. and Subordinate Certificate Prepayment Lockout
Expected AAA Subordination:	3.00% +/- .50%
Rating Agencies:	*At least 2 of 3; Moody's, S&P, Fitch*
Registration:	Senior Certificates - DTC

Time Table (approximate)

Expected Settlement	4/30/04
Cut-Off Date	4/1/04
First Distribution Date	5/25/04
Distribution Date	25th or Next Business Day

Preliminary Mortgage Pool (s) Data (approximate)

	Pool 1	Pool 2	Pool 3
Collateral Type	5 Yr Hybrid ARMS	7 Yr Hybrid ARMS	10 Yr Hybrid ARMS
Outstanding Principal Balance	161,871,453	52,302,014	91,064,190
Number of Mortgage Loans	360	114	173
Average Principal Balance	449,643	458,790	526,383
Weighted Average Annual Mortgage Rate	4.90%	5.16%	5.44%
Weighted Average Maturity	358	358	358
Weighted Average Seasoning	2	2	2
Weighted Average Months to Roll	58	82	118
ARM Index	1 Yr Libor	6 Mo Libor : 56% 1YL / 1CMT : 44%	1 Yr Libor: 57% 6 Mo Libor: 40%
Weighted Average Gross Margin	2.25%	2.24%	2.17%
Weighted Average Net Margin	2.00%	1.86%	1.86%
Weighted Average First Cap	5.0%	5.0%	5.0%
Weighted Average Lifetime Cap	5.0%	5.0%	5.0%
Weighted Average Loan-to-Value	71%	69%	66%
Weighted Average FICO Score	726	739	729
Geographic Distribution	Cal : 42% VA : 10%	Cal : 18% NY : 17%	Cal : 49% NY : 13%
Percent Owner Occupied	93%	95%	96%
Percent Single Family / PUD	91%	86%	87%
Interest Only	15%	60%	74%
Primary Mortgage Pool Originator/Servicer	Chase : 58%	Cendant : 81%	CountryWide: 57%
Other Mortgage Pool Originator/Servicer	Nat City : 42%	Nat City: 19%	Cendant : 43%

Preliminary Structure (s) Options

	Pool 1	Pool 2	Pool 3
Pass Throughs			
Sequentials			
Other			

JPMSI Mortgage Trading Desk — *Greg Boester 212.834.2499*; *Tom Scudese 212.834.2499*

```
! JPMMT04A2_A.CDI #CMOVER_3.0D WHOLE_LOAN ! MAX_CF_VECTSIZE 552
!
!! Created by Intex Deal Maker v3.6.143 , subroutines 3.0g1
!!  03/10/2004  9:58 AM
!
! Modeled in the Intex CMO Modeling Language, (WUNETRDIRM05551)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
COLLAT_GROUPS 1 2 3
!
 DEFINE PREPAY PPC  GROUP 1 RISE_PERS 12 START_CPR 30 END_CPR 40
 DEFINE PREPAY PPC  GROUP 2 RISE_PERS 1 START_CPR 0 END_CPR 0
 DEFINE PREPAY PPC  GROUP 3 RISE_PERS 1 START_CPR 0 END_CPR 0
!
 DEFINE CONSTANT #OrigCollBal = 305237657.81
 DEFINE CONSTANT #OrigCollBal1 = 161871453.17
 DEFINE CONSTANT #OrigCollBal2 = 52302014.61
 DEFINE CONSTANT #OrigCollBal3 = 91064190.03
!
 DEFINE CONSTANT #OrigBondBal = 305237657.81
 DEFINE CONSTANT #OrigBondBal1 = 161871453.17
 DEFINE CONSTANT #OrigBondBal2 = 52302014.61
 DEFINE CONSTANT #OrigBondBal3 = 91064190.03
!
 DEFINE #BondBal1               = 161871453.17
 DEFINE #BondBal2               = 52302014.61
 DEFINE #BondBal3               = 91064190.03
!
    FULL_DEALNAME:   jpmmt04a2_A
!
    DEAL SIZE:       $ 305237657.81
    PRICING SPEED:   25% CPR
!   ISSUE DATE:      20040401
    SETTLEMENT DATE: 20040430
!
 Record date delay: 24
!
DEFINE TR_INDEXDEPS_ALL
!
DEFINE SCHEDULE "SHIFT1%","SHIFT2%","SHIFT3%"
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE         20040401 _
    DEAL_FIRSTPAY_DATE        20040525
!
!
 CREDIT_SUPPORT_BASIS GROUP_DEAL
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON",1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON",2) ) / COLL_PREV_BAL(2) *
1200
 DEFINE DYNAMIC STICKY #NetRate3  = ( COLL_I_MISC("COUPON",3) ) / COLL_PREV_BAL(3) *
1200
```

```
!
!
 DEFINE DYNAMIC #FirstARMReset1 = CURDATE GE 20090301
!
 DEFINE DYNAMIC #FirstARMReset2 = CURDATE GE 20110201
!
 DEFINE DYNAMIC #FirstARMReset3 = CURDATE GE 20140101
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX   LIBOR_6MO     1.15
 INITIAL INDEX   CMT_1YR       1.15
 INITIAL INDEX   LIBOR_1YR     1.30
!
DEFINE TRANCHE "5_1", "GMC_5_1", "SUBORD_1", "7_1", "GMC_7_1", "SUBORD_2", "10_1",
"GMC_10_1", "SUBORD_3", "7_1IO", "5_1IO", "IO_10"
!
!
Tranche "5_1" SEN_FIX_NO
  Block 156205952.31 at 4.12 GROUP 1  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset1  THEN #Netrate1 ELSE 4.12 )
   0   999
!
Tranche "GMC_5_1"  EXCHANGE SEN_GMC_FIX
  Block 156205952.31 at 4.12 GROUP 1  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset1  THEN #Netrate1 ELSE 4.12 )
   0   999
!
Tranche "SUBORD_1" JUN_WAC
  Block 5665500.86 FLOAT GROUP 1 _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 24  Dated 20040401  Next 20040525
   ( #NetRate1 )
    0   999
!
Tranche "7_1" SEN_FIX_NO
  Block 50471444.10 at 4.37 GROUP 2  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset2  THEN #Netrate2 ELSE 4.37 )
   0   999
!
Tranche "GMC_7_1"  EXCHANGE SEN_GMC_FIX
  Block 50471444.10 at 4.37 GROUP 2  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset2  THEN #Netrate2 ELSE 4.37 )
   0   999
!
Tranche "SUBORD_2" JUN_WAC
  Block 1830570.51 FLOAT GROUP 2 _
```

```
        DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
        Delay 24  Dated 20040401  Next 20040525
   ( #NetRate2 )
    0    999
!
Tranche "10_1" SEN_FIX_NO
   Block 87876943.38 at 4.85 GROUP 3  FREQ M FLOAT _
        DAYCOUNT 30360 BUSINESS_DAY NONE _
        Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset3  THEN #Netrate3 ELSE 4.85 )
   0    999
!
Tranche "GMC_10_1"  EXCHANGE SEN_GMC_FIX
   Block 87876943.38 at 4.85 GROUP 3  FREQ M FLOAT _
        DAYCOUNT 30360 BUSINESS_DAY NONE _
        Delay 24  Dated 20040401  Next 20040525
   ( IF #FirstARMReset3  THEN #Netrate3 ELSE 4.85 )
   0    999
!
Tranche "SUBORD_3" JUN_WAC
   Block 3187246.65 FLOAT GROUP 3 _
        DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
        Delay 24  Dated 20040401  Next 20040525
   ( #NetRate3 - 0. )
    0    999
!
Tranche "7_1IO" SEN_WAC_IO
   Block 50471444.10 FLOAT  GROUP 2 NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE 82
THEN BBAL( "7_1#1") ELSE 0 ); _
                                        END   ( IF CURMONTH LT 82 THEN BBAL("7_1#1") ELSE 0 );
_
        DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
        Delay 24  Dated 20040401  Next 20040525
 ( ( #NetRate2 * COLL_PREV_BAL(2) /  BBAL("7_1#1","SUBORD_2#1") - (OPTIMAL_INTPMT("7_1#1"))
/ BBAL("7_1#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("7_1IO"))
    0    999
!
Tranche "5_1IO" SEN_WAC_IO
   Block 156205952.31 FLOAT  GROUP 1 NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE 59
THEN BBAL( "5_1#1") ELSE 0 ); _
                                        END   ( IF CURMONTH LT 59 THEN BBAL("5_1#1") ELSE 0 );
_
        DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
        Delay 24  Dated 20040401  Next 20040525
 ( ( #NetRate1 * COLL_PREV_BAL(1) /  BBAL("5_1#1","SUBORD_1#1") - (OPTIMAL_INTPMT("5_1#1"))
/ BBAL("5_1#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("5_1IO"))
    0    999
!
Tranche "IO_10" SEN_WAC_IO
   Block 87876943.38 FLOAT  GROUP 3 NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE 118
THEN BBAL( "10_1#1") ELSE 0 ); _
                                        END   ( IF CURMONTH LT 118 THEN BBAL("10_1#1") ELSE 0
); _
        DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
        Delay 24  Dated 20040401  Next 20040525
 ( ( #NetRate3 * COLL_PREV_BAL(3) /  BBAL("10_1#1","SUBORD_3#1") -
```

```
(OPTIMAL_INTPMT("10_1#1")) / BBAL("10_1#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("IO_10"))
   0    999
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 3 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
!
 CLASS "5_1IO"    NO_BUILD_TRANCHE _
            = "5_1IO"
 CLASS "5_1"      NO_BUILD_TRANCHE _
            = "5_1"
 CLASS "SUBORD_1"  NO_BUILD_TRANCHE _
            = "SUBORD_1"
 CLASS "7_1IO"    NO_BUILD_TRANCHE _
            = "7_1IO"
 CLASS "7_1"      NO_BUILD_TRANCHE _
            = "7_1"
 CLASS "SUBORD_2"  NO_BUILD_TRANCHE _
            = "SUBORD_2"
 CLASS "IO_10"    NO_BUILD_TRANCHE _
            = "IO_10"
 CLASS "10_1"     NO_BUILD_TRANCHE _
            = "10_1"
 CLASS "SUBORD_3"  NO_BUILD_TRANCHE _
            = "SUBORD_3"
!
!
 CLASS "GRP1" _
            = "5_1" "SUBORD_1" "5_1IO"
 CLASS "GRP2" _
            = "7_1" "SUBORD_2" "7_1IO"
 CLASS "GRP3" _
            = "10_1" "SUBORD_3" "IO_10"
 CLASS "GMC_5_1"             PSEUDO NO_BUILD_TRANCHE = "GMC_5_1#1"
 CLASS "GMC_7_1"             PSEUDO NO_BUILD_TRANCHE = "GMC_7_1#1"
 CLASS "GMC_10_1"            PSEUDO NO_BUILD_TRANCHE = "GMC_10_1#1"
!
!
 CLASS "ROOT"  ROOT_LIST = "GRP1" "GRP2" "GRP3"
!
 GROUP 0     ROOT     = 1 2 3
!


!
 CROSSOVER When 0
!
 OPTIONAL REDEMPTION:   "Cleanup" _
                 DEAL_FRAC 5% _
                 PRICE_P ( COLL_BAL ); _
                 DISTR_P RULES "OPTR_DEAL"
```

```
!
!
INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
INTEREST_SHORTFALL GROUP 3 FULL_PREPAY    Compensate Pro_rata _
                  PARTIAL_PREPAY Compensate Pro_rata _
                  LOSS        NO_Compensate SUBORDINATED ACCUM
!
!
CMO Block Payment Rules
------------------------------------
!
 calculate : #Sub2TimesTest1 = BBAL("SUBORD_1")/BBAL("5_1","SUBORD_1") _
                  GE 2 * ORIG_BBAL("SUBORD_1")/ORIG_BBAL("5_1","SUBORD_1")
!
 calculate : #SenPct1  = BBAL("5_1")/BBAL("5_1","SUBORD_1")
!
 calculate : #SenPrep1 = _
        IF (#SenPct1 > ORIG_BBAL("5_1")/ORIG_BBAL("5_1","SUBORD_1")) _
        THEN 1 _
        ELSE #SenPct1 + SHIFT%(1) * (1-#SenPct1), _
 Reduce_SHIFT%_when GROUP 1 (1)
!
 calculate : #SenPrep1 = _
        IF #SenPct1 > ORIG_BBAL("5_1")/ORIG_BBAL("5_1","SUBORD_1") _
        THEN 1 _
        ELSE IF #Sub2TimesTest1 _
           THEN IF CURMONTH LE 36 _
              THEN #SenPct1 + (50% * (1-#SenPct1)) _
              ELSE #SenPct1 _
           ELSE #SenPrep1
!
 calculate : #SENRECOV1 = _
  MIN( #SenPct1 * DELINQ_LIQUIDATE(1), _
         #SenPrep1 * DELINQ_RECOVER (1))
!
calculate: "5_1" _
 NO_CHECK SCHEDULED     GROUP 1   AMOUNT       #SenSchedAlloc1    = #SenPct1 *
COLL_P_SCHED(1) , _
 NO_CHECK PREPAY       GROUP 1   AMOUNT  LIMIT #SenPrepayAlloc1   = #SenPrep1 *
COLL_P_PREPAY(1) , _
 NO_CHECK RECOVER       GROUP 1  AMOUNT  LIMIT #SenRecoverAlloc1  = #SENRECOV1
!
 calculate : #SubSched1   = MAX( 0, COLL_P_SCHED(1) - #SenSchedAlloc1 )
 calculate : #SubPrepay1  = MAX( 0, COLL_P_PREPAY(1) - #SenPrepayAlloc1 )
 calculate : #SubRecov1   = MAX( 0, DELINQ_RECOVER(1) - #SenRecoverAlloc1)
!
calculate: "SUBORD_1" _
 NO_CHECK SCHEDULED     GROUP 1  AMOUNT         = #SubSched1 , _
 NO_CHECK PREPAY       GROUP 1  AMOUNT         = #SubPrepay1 , _
```

```
NO_CHECK RECOVER      GROUP 1  AMOUNT          = #SubRecov1
!
 calculate : #Sub2TimesTest2 = BBAL("SUBORD_2")/BBAL("7_1","SUBORD_2") _
                   GE 2 * ORIG_BBAL("SUBORD_2")/ORIG_BBAL("7_1","SUBORD_2")
!
 calculate : #SenPct2  = BBAL("7_1")/BBAL("7_1","SUBORD_2")
!
 calculate : #SenPrep2 = _
        IF (#SenPct2 > ORIG_BBAL("7_1")/ORIG_BBAL("7_1","SUBORD_2")) _
        THEN 1 _
        ELSE #SenPct2 + SHIFT%(2) * (1-#SenPct2), _
 Reduce_SHIFT%_when GROUP 2 (1)
!
 calculate : #SenPrep2 = _
        IF #SenPct2 > ORIG_BBAL("7_1")/ORIG_BBAL("7_1","SUBORD_2") _
        THEN 1 _
        ELSE IF #Sub2TimesTest2 _
           THEN IF CURMONTH LE 36 _
              THEN #SenPct2 + (50% * (1-#SenPct2)) _
              ELSE #SenPct2 _
           ELSE #SenPrep2
!
 calculate : #SENRECOV2 = _
   MIN( #SenPct2 * DELINQ_LIQUIDATE(2), _
        #SenPrep2 * DELINQ_RECOVER (2))
!
calculate: "7_1" _
 NO_CHECK SCHEDULED    GROUP 2  AMOUNT      #SenSchedAlloc2   = #SenPct2 *
COLL_P_SCHED(2) , _
 NO_CHECK PREPAY       GROUP 2  AMOUNT  LIMIT #SenPrepayAlloc2  = #SenPrep2 *
COLL_P_PREPAY(2) , _
 NO_CHECK RECOVER      GROUP 2  AMOUNT  LIMIT #SenRecoverAlloc2  = #SENRECOV2
!
 calculate : #SubSched2   = MAX( 0, COLL_P_SCHED(2) - #SenSchedAlloc2 )
 calculate : #SubPrepay2  = MAX( 0, COLL_P_PREPAY(2) - #SenPrepayAlloc2 )
 calculate : #SubRecov2   = MAX( 0, DELINQ_RECOVER(2) - #SenRecoverAlloc2)
!
calculate: "SUBORD_2" _
 NO_CHECK SCHEDULED    GROUP 2  AMOUNT          = #SubSched2 , _
 NO_CHECK PREPAY       GROUP 2  AMOUNT          = #SubPrepay2 , _
 NO_CHECK RECOVER      GROUP 2  AMOUNT          = #SubRecov2
!
 calculate : #Sub2TimesTest3 = BBAL("SUBORD_3")/BBAL("10_1","SUBORD_3") _
                   GE 2 * ORIG_BBAL("SUBORD_3")/ORIG_BBAL("10_1","SUBORD_3")
!
 calculate : #SenPct3  = BBAL("10_1")/BBAL("10_1","SUBORD_3")
!
 calculate : #SenPrep3 = _
        IF (#SenPct3 > ORIG_BBAL("10_1")/ORIG_BBAL("10_1","SUBORD_3")) _
        THEN 1 _
        ELSE #SenPct3 + SHIFT%(3) * (1-#SenPct3), _
 Reduce_SHIFT%_when GROUP 3 (1)
!
 calculate : #SenPrep3 = _
        IF #SenPct3 > ORIG_BBAL("10_1")/ORIG_BBAL("10_1","SUBORD_3") _
        THEN 1 _
```

```
        ELSE IF #Sub2TimesTest3 _
           THEN IF CURMONTH LE 36 _
              THEN #SenPct3 + (50% * (1-#SenPct3)) _
              ELSE #SenPct3 _
           ELSE #SenPrep3
!
  calculate : #SENRECOV3 = _
   MIN( #SenPct3 * DELINQ_LIQUIDATE(3), _
           #SenPrep3 * DELINQ_RECOVER (3))
!
 calculate:  "10_1" _
  NO_CHECK SCHEDULED    GROUP 3   AMOUNT       #SenSchedAlloc3    = #SenPct3 *
COLL_P_SCHED(3) , _
  NO_CHECK PREPAY       GROUP 3   AMOUNT  LIMIT #SenPrepayAlloc3   = #SenPrep3 *
COLL_P_PREPAY(3) , _
  NO_CHECK RECOVER       GROUP 3  AMOUNT  LIMIT #SenRecoverAlloc3  = #SENRECOV3
!
  calculate : #SubSched3   = MAX( 0, COLL_P_SCHED(3) - #SenSchedAlloc3 )
  calculate : #SubPrepay3  = MAX( 0, COLL_P_PREPAY(3) - #SenPrepayAlloc3 )
  calculate : #SubRecov3   = MAX( 0, DELINQ_RECOVER(3) - #SenRecoverAlloc3)
!
 calculate:  "SUBORD_3" _
  NO_CHECK SCHEDULED    GROUP 3  AMOUNT          = #SubSched3 , _
  NO_CHECK PREPAY       GROUP 3  AMOUNT          = #SubPrepay3 , _
  NO_CHECK RECOVER      GROUP 3  AMOUNT          = #SubRecov3
!
------------------------------------------
------------------------------------------
     from :  CLASS ( "5_1" )
      pay :  SEQUENTIAL ( "5_1#1" )
------------------------------------------
------------------------------------------
     from :  CLASS ( "SUBORD_1" )
      pay :  SEQUENTIAL ( "SUBORD_1#1" )
------------------------------------------
------------------------------------------
     from :  CLASS ( "7_1" )
      pay :  SEQUENTIAL ( "7_1#1" )
------------------------------------------
------------------------------------------
     from :  CLASS ( "SUBORD_2" )
      pay :  SEQUENTIAL ( "SUBORD_2#1" )
------------------------------------------
------------------------------------------
     from :  CLASS ( "10_1" )
      pay :  SEQUENTIAL ( "10_1#1" )
------------------------------------------
------------------------------------------
     from :  CLASS ( "SUBORD_3" )
      pay :  SEQUENTIAL ( "SUBORD_3#1" )
------------------------------------------
  calculate : #WriteDown1 = MAX(0.0, BBAL("5_1#1","SUBORD_1#1") - COLL_BAL(1))
------------------------------------------
     from :  SUBACCOUNT ( #Writedown1 )
      pay :  WRITEDOWN SEQUENTIAL ( "SUBORD_1#1" )
------------------------------------------
```

```
     from :  SUBACCOUNT ( #Writedown1 )
      pay :  WRITEDOWN SEQUENTIAL ( "5_1#1" )
---------------------------------
 calculate : #WriteDown2 = MAX(0.0, BBAL("7_1#1","SUBORD_2#1") - COLL_BAL(2))
---------------------------------
     from :  SUBACCOUNT ( #Writedown2 )
      pay :  WRITEDOWN SEQUENTIAL ( "SUBORD_2#1" )
---------------------------------
     from :  SUBACCOUNT ( #Writedown2 )
      pay :  WRITEDOWN SEQUENTIAL ( "7_1#1" )
---------------------------------
 calculate : #WriteDown3 = MAX(0.0, BBAL("10_1#1","SUBORD_3#1") - COLL_BAL(3))
---------------------------------
     from :  SUBACCOUNT ( #Writedown3 )
      pay :  WRITEDOWN SEQUENTIAL ( "SUBORD_3#1" )
---------------------------------
     from :  SUBACCOUNT ( #Writedown3 )
      pay :  WRITEDOWN SEQUENTIAL ( "10_1#1" )
---------------------------------
 calculate : #BondBal1    = BBAL("5_1#1","SUBORD_1#1")
---------------------------------
 calculate : #BondBal2    = BBAL("7_1#1","SUBORD_2#1")
---------------------------------
 calculate : #BondBal3    = BBAL("10_1#1","SUBORD_3#1")
---------------------------------
     when :  IS_TRUE ( CURMONTH LE 59 )
 subject to :  CEILING ( (INTPMT("5_1#1")) )
      pay :  INTEREST SEQUENTIAL ("GMC_5_1#1")
---------------------------------
     when :  IS_TRUE ( CURMONTH LE 59 )
 subject to :  CEILING ( (PRINCPMT("5_1#1")) )
      pay :  SEQUENTIAL ("GMC_5_1#1")
---------------------------------
 calculate :  #GMCWD = BBAL("GMC_5_1#1") - BBAL("5_1#1")
---------------------------------
ifdef #cmover_3.0f _
     when :  IS_TRUE ( CURMONTH LE 59 )
     from :  SUBACCOUNT ( #GMCWD )
      pay :  WRITEDOWN SEQUENTIAL ("GMC_5_1#1")
---------------------------------
!
ifndef #cmover_3.0f _
     when :  IS_TRUE ( CURMONTH LE 59 )
      pay :  DECREMENT ( BALANCE "GMC_5_1#1", BY #GMCWD )
---------------------------------
!
     when :  IS_TRUE ( CURMONTH EQ 59 )
 subject to :  CEILING ( (BBAL("GMC_5_1#1")) )
      pay :  SEQUENTIAL ("GMC_5_1#1")
---------------------------------
     when :  IS_TRUE ( CURMONTH LE 82 )
 subject to :  CEILING ( (INTPMT("7_1#1")) )
      pay :  INTEREST SEQUENTIAL ("GMC_7_1#1")
---------------------------------
     when :  IS_TRUE ( CURMONTH LE 82 )
 subject to :  CEILING ( (PRINCPMT("7_1#1")) )
```

```
      pay :  SEQUENTIAL ("GMC_7_1#1")
------------------------------
  calculate :  #GMCWD = BBAL("GMC_7_1#1") - BBAL("7_1#1")
------------------------------
ifdef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 82 )
      from :  SUBACCOUNT ( #GMCWD )
       pay :  WRITEDOWN SEQUENTIAL ("GMC_7_1#1")
------------------------------
!
ifndef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 82 )
       pay :  DECREMENT ( BALANCE "GMC_7_1#1", BY #GMCWD )
------------------------------
!
      when :  IS_TRUE ( CURMONTH EQ 82 )
 subject to :  CEILING ( (BBAL("GMC_7_1#1")) )
       pay :  SEQUENTIAL ("GMC_7_1#1")
------------------------------
      when :  IS_TRUE ( CURMONTH LE 118 )
 subject to :  CEILING ( (INTPMT("10_1#1")) )
       pay :  INTEREST SEQUENTIAL ("GMC_10_1#1")
------------------------------
      when :  IS_TRUE ( CURMONTH LE 118 )
 subject to :  CEILING ( (PRINCPMT("10_1#1")) )
       pay :  SEQUENTIAL ("GMC_10_1#1")
------------------------------
  calculate :  #GMCWD = BBAL("GMC_10_1#1") - BBAL("10_1#1")
------------------------------
ifdef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 118 )
      from :  SUBACCOUNT ( #GMCWD )
       pay :  WRITEDOWN SEQUENTIAL ("GMC_10_1#1")
------------------------------
!
ifndef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 118 )
       pay :  DECREMENT ( BALANCE "GMC_10_1#1", BY #GMCWD )
------------------------------
!
      when :  IS_TRUE ( CURMONTH EQ 118 )
 subject to :  CEILING ( (BBAL("GMC_10_1#1")) )
       pay :  SEQUENTIAL ("GMC_10_1#1")
------------------------------
------------------------------
 calculate: #CallBalGrp1 = COLL_BAL(1)
 calculate: #CallBalGrp2 = COLL_BAL(2)
 calculate: #CallBalGrp3 = COLL_BAL(3)
------------------------------
-------------------- SECTION: "OPTR_DEAL"
------------------------------
      from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalGrp1)
       pay :  CLASS BALANCE SEQUENTIAL ( "GRP1" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP1" )
------------------------------
```

```
      from :  CLASS ( "GRP1" )
       pay :  SEQUENTIAL ( "5_1#1", "SUBORD_1#1" )
------------------------------------------
      when :  IS_TRUE ( CURMONTH LE 59 )
subject to :  CEILING ( (PRINCPMT("5_1#1")) )
       pay :  SEQUENTIAL ("GMC_5_1#1")
------------------------------------------
 calculate :  #GMCWD = BBAL("GMC_5_1#1") - BBAL("5_1#1")
------------------------------------------
ifdef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 59 )
      from :  SUBACCOUNT ( #GMCWD )
       pay :  WRITEDOWN SEQUENTIAL ("GMC_5_1#1")
------------------------------------------
!
ifndef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 59 )
       pay :  DECREMENT ( BALANCE "GMC_5_1#1", BY #GMCWD )
------------------------------------------
!
      when :  IS_TRUE ( CURMONTH EQ 59 )
subject to :  CEILING ( (BBAL("GMC_5_1#1")) )
       pay :  SEQUENTIAL ("GMC_5_1#1")
------------------------------------------
------------------------------------------
      from :  CASH_ACCOUNT (100)
subject to :  CEILING ( #CallBalGrp2)
       pay :  CLASS BALANCE SEQUENTIAL ( "GRP2" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP2" )
------------------------------------------
      from :  CLASS ( "GRP2" )
       pay :  SEQUENTIAL ( "7_1#1", "SUBORD_2#1" )
------------------------------------------
      when :  IS_TRUE ( CURMONTH LE 82 )
subject to :  CEILING ( (PRINCPMT("7_1#1")) )
       pay :  SEQUENTIAL ("GMC_7_1#1")
------------------------------------------
 calculate :  #GMCWD = BBAL("GMC_7_1#1") - BBAL("7_1#1")
------------------------------------------
ifdef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 82 )
      from :  SUBACCOUNT ( #GMCWD )
       pay :  WRITEDOWN SEQUENTIAL ("GMC_7_1#1")
------------------------------------------
!
ifndef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 82 )
       pay :  DECREMENT ( BALANCE "GMC_7_1#1", BY #GMCWD )
------------------------------------------
!
      when :  IS_TRUE ( CURMONTH EQ 82 )
subject to :  CEILING ( (BBAL("GMC_7_1#1")) )
       pay :  SEQUENTIAL ("GMC_7_1#1")
------------------------------------------
------------------------------------------
      from :  CASH_ACCOUNT (100)
```

```
 subject to :  CEILING ( #CallBalGrp3)
       pay :  CLASS BALANCE SEQUENTIAL ( "GRP3" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "GRP3" )
------------------------------
      from :  CLASS ( "GRP3" )
       pay :  SEQUENTIAL ( "10_1#1", "SUBORD_3#1" )
------------------------------
      when :  IS_TRUE ( CURMONTH LE 118 )
 subject to :  CEILING ( (PRINCPMT("10_1#1")) )
       pay :  SEQUENTIAL ("GMC_10_1#1")
------------------------------
  calculate :  #GMCWD = BBAL("GMC_10_1#1") - BBAL("10_1#1")
------------------------------
ifdef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 118 )
      from :  SUBACCOUNT ( #GMCWD )
       pay :  WRITEDOWN SEQUENTIAL ("GMC_10_1#1")
------------------------------
!
ifndef #cmover_3.0f _
      when :  IS_TRUE ( CURMONTH LE 118 )
       pay :  DECREMENT ( BALANCE "GMC_10_1#1", BY #GMCWD )
------------------------------
!
      when :  IS_TRUE ( CURMONTH EQ 118 )
 subject to :  CEILING ( (BBAL("GMC_10_1#1")) )
       pay :  SEQUENTIAL ("GMC_10_1#1")
------------------------------
!
Schedule "SHIFT1%"
Declare
SHIFTINT GROUP 1
84    100%
96    70%
108   60%
120   40%
132   20%
144   0%
!
!
Schedule "SHIFT2%"
Declare
SHIFTINT GROUP 2
84    100%
96    70%
108   60%
120   40%
132   20%
144   0%
!
!
Schedule "SHIFT3%"
Declare
SHIFTINT GROUP 3
84    100%
96    70%
```

108 60%
120 40%
132 20%
144 0%
!
!
Collateral
!
! Factor --Delay--
! Type Date P/Y BV Use BV for 0
WL 20040401 9999 9999 FALSE
!
! Pool# Type Gross Current Original --Fee-- Maturity Orig ARM Gross #mos #mos
P#mos P#mos Life Reset Life Max Look
! Coupon Factor Balance P/Y BV P/Y BV Term Index Margin ToRst RstPer
ToRst RstPer Cap Cap Floor Negam Back
!! BEGINNING OF COLLATERAL
M 1 "cndt 5/1 cmt" WL 00 WAC 3.8985 (1475239.47 / 1475239.47);
1475239.47 0.385 0.385 359:1 359:1 360 NO_CHECK ARM CMT_1YR
2.75 61 12 SYNC_INT 8.8985 2 2.75 0 45 INIT_PERCAP 5
GROUP 1 TEASER
M 2 "cndt 5/1 lib" WL 00 WAC 4.4485 (1989327.80 / 1989327.80);
1989327.80 0.385 0.385 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 2.00 61 6 SYNC_INT 9.4485 1 2.00 0 45
INIT_PERCAP 5 AMORT NONE FOR 60 GROUP 1 TEASER
M 3 "chase 5/1" WL 00 WAC 4.9934 (94351009.00 / 94351009.00);
94351009.00 0.26 0.26 359:1 359:1 360 NO_CHECK ARM LIBOR_1YR
2.25 60 12 SYNC_INT 9.96 2 2.25 0 45 INIT_PERCAP 5
GROUP 1 TEASER
M 4 "natcity 5/1 io" WL 00 WAC 4.8338 (26580540.00 / 26580540.00);
26580540.00 0.26 0.26 358:2 358:2 360 NO_CHECK ARM LIBOR_1YR
2.25 59 12 SYNC_INT 9.83 2 2.25 0 45 INIT_PERCAP 5
AMORT NONE FOR 60 GROUP 1 TEASER
M 5 "natcity 5/1 am" WL 00 WAC 4.7941 (37475336.90 / 37475336.90);
37475336.90 0.26 0.26 358:2 358:2 360 NO_CHECK ARM LIBOR_1YR
2.25 59 12 SYNC_INT 9.81 2 2.25 0 45 INIT_PERCAP 5
GROUP 1 TEASER
M 6 "cendant 7/1 cmt" WL 00 WAC 4.9876 (13028219.15 / 13028219.15);
13028219.15 0.385 0.385 358:2 358:2 360 NO_CHECK ARM CMT_1YR
2.75 83 12 SYNC_INT 10 2 2.75 0 45 INIT_PERCAP 5
GROUP 2 TEASER
M 7 "cendant 7/1 lib io" WL 00 WAC 5.1794 (27441189.44 / 27441189.44);
27441189.44 0.385 0.385 357:3 357:3 360 NO_CHECK ARM
LIBOR_6MO 2 82 6 SYNC_INT 10.17 1 2 0 45
INIT_PERCAP 5 AMORT NONE FOR 84 GROUP 2 TEASER
M 8 "cendant 7/1 lib am" WL 00 WAC 5.5259 (1927562.02 / 1927562.02);
1927562.02 0.385 0.385 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 2 84 6 SYNC_INT 10.52 1 2 0 45
INIT_PERCAP 5 GROUP 2 TEASER
M 9 "natcity 7/1 am" WL 00 WAC 5.2870 (5460170.00 / 5460170.00);
5460170.00 0.26 0.26 358:2 358:2 360 NO_CHECK ARM LIBOR_1YR
2.25 83 12 SYNC_INT 10.28 2 2.25 0 45 INIT_PERCAP 5
GROUP 2 TEASER
M 10 "natcity 7/1 io" WL 00 WAC 5.0788 (4444874.00 / 4444874.00);
4444874.00 0.26 0.26 358:2 358:2 360 NO_CHECK ARM LIBOR_1YR
2.25 83 12 SYNC_INT 10.08 2 2.25 0 45 INIT_PERCAP 5

AMORT NONE FOR 84 GROUP 2 TEASER
M 11 "cwhl 10-1 io" WL 00 WAC 5.442 (32055808.00 / 32055808.00);
32055808.00 0.26 0.26 360:0 360:0 360 NO_CHECK ARM LIBOR_1YR
2.25 121 12 SYNC_INT 10.442 2 2.25 0 45 INIT_PERCAP 5
AMORT NONE FOR 120 GROUP 3 TEASER
M 12 "cwhl 10-1 am" WL 00 WAC 5.375 (19585663.00 / 19585663.00);
19585663.00 0.26 0.26 360:0 360:0 360 NO_CHECK ARM LIBOR_1YR
2.25 121 12 SYNC_INT 10.375 2 2.25 0 45 INIT_PERCAP 5
GROUP 3 TEASER
M 13 "cndt 10/1 lib" WL 00 WAC 5.4861 (35991630.31 / 35991630.31);
35991630.31 0.385 0.385 356:4 356:4 360 NO_CHECK ARM
LIBOR_6MO 2 117 6 SYNC_INT 10.47 1 2 0 45
INIT_PERCAP 5 AMORT NONE FOR 120 GROUP 3 TEASER
M 14 "cndt 10/1 am" WL 00 WAC 5.3690 (3431088.72 / 3431088.72);
3431088.72 0.385 0.385 357:3 357:3 360 NO_CHECK ARM CMT_1YR
2.75 118 12 SYNC_INT 10.37 2 2.75 0 45 INIT_PERCAP 5
GROUP 3 TEASER